UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 3

                                       to

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                            ICG COMMUNICATIONS, INC.
                                (Name of issuer)

                                  Common Stock
                         (Title of class of securities)

                                   449246 10 7
                                 (CUSIP Number)

                               Michael S. Zuckert
                        Morgan Stanley & Co. Incorporated
                                  1585 Broadway
                            New York, New York 10036
                            Tel. No.: (212) 761-4000

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  April 9, 1997
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following |_|.

Check the following box if a fee is being paid with the statement |_|.

                         (Continued on following pages)
                            Exhibit Index on Page 19

                              (Page 1 of 19 Pages)

                                  SCHEDULE 13D

================================        =======================================
CUSIP No.  449246 10 7                             Page 2 of 19 Pages
================================        =======================================



--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Morgan Stanley Group Inc.
            13-2838811
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) |_|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS                     N/A

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                 |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION              State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF                7     SOLE VOTING POWER          316,081
           SHARES
        BENEFICIALLY
          OWNED BY
            EACH
          REPORTING
           PERSON
            WITH
                              --------------------------------------------------
                                   8     SHARED VOTING POWER       1,251,945
                              --------------------------------------------------
                                   9     SOLE DISPOSITIVE POWER      316,081
                              --------------------------------------------------
                                  10     SHARED DISPOSITIVE POWER  1,251,945

--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,568,026
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (1)            4.93%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON                    HC, CO, IA

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

================================        =======================================
CUSIP No.  449246 10 7                             Page 3 of 19 Pages
================================        =======================================



--------------------------------------------------------------------------------
    1       NAME OF REPORTING PERSON

            Princes Gate Investors, L.P.
            13-3667306
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                       (a) |_|

                                                                       (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS*                    N/A

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                                |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION              State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF          7     SOLE VOTING POWER                     0
           SHARES       --------------------------------------------------------
        BENEFICIALLY         8     SHARED VOTING POWER             926,430
          OWNED BY      --------------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER                0
          REPORTING     --------------------------------------------------------
           PERSON           10     SHARED DISPOSITIVE POWER        926,430
            WITH
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     926,430
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)         2.91%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON            PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

================================        =======================================
CUSIP No.  449246 10 7                             Page 4 of 19 Pages
================================        =======================================


--------------------------------------------------------------------------------
            NAME OF REPORTING PERSON
    1
            PG Investors, Inc.
            13-3642657
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
--------------------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                 (a) |_|

                                                                 (b) |_|

--------------------------------------------------------------------------------
    3       SEC USE ONLY

--------------------------------------------------------------------------------
    4       SOURCE OF FUNDS                                       N/A

--------------------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                             |_|

--------------------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION               State of Delaware

--------------------------------------------------------------------------------

          NUMBER OF          7     SOLE VOTING POWER             325,515
           SHARES       --------------------------------------------------------
        BENEFICIALLY         8     SHARED VOTING POWER           926,430
          OWNED BY      --------------------------------------------------------
            EACH             9     SOLE DISPOSITIVE POWER        325,515
          REPORTING     --------------------------------------------------------
           PERSON           10     SHARED DISPOSITIVE POWER      926,430
            WITH
--------------------------------------------------------------------------------
   11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     1,251,945
--------------------------------------------------------------------------------
   12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
   13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)        3.93%

--------------------------------------------------------------------------------
   14       TYPE OF REPORTING PERSON                    IA, CO

--------------------------------------------------------------------------------

Item 1.   Security and Issuer.

                  This statement relates to the Common Stock, par value $.01 per share (the "Common Shares"), of ICG Communications, Inc. (the "Issuer"). The Filing Persons (as defined herein) hold Warrants (the "Warrants"), which are currently exercisable for Common Shares. The Issuer is a Delaware corporation and has its principal executive offices located at 9605 E. Maroon Circle, Englewood, CO 80112.


Item 2.   Identity and Background.

         (a) The names of the persons filing this statement are (i) Morgan Stanley Group Inc., a Delaware corporation ("Morgan Stanley Group"), (ii) Princes Gate Investors, L.P., a Delaware limited partnership ("Princes Gate") and (iii) PG Investors, Inc., a Delaware corporation that is the general partner of Princes Gate and is a subsidiary of Morgan Stanley Group ("PGI"; collectively, the "Filing Persons").

         (b) The address of the principal business and principal office of Morgan Stanley Group is 1585 Broadway, New York, New York 10036. The address of the principal business and principal office of each of Princes Gate and PGI is c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, New York 10036.

         (c) Set forth in Schedule A is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of Morgan Stanley Group, as of the date hereof.

                  Set forth in Schedule B is the name, citizenship, business or residence address and present principal occupation or employment, as well as the name and address of any corporation or other organization in which such occupation or employment is conducted, of each of the directors and executive officers of PGI, as of the date hereof.

                  The principal business of Morgan Stanley Group (which is conducted through its subsidiaries) is as follows: securities underwriting, distribution and trading; merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities; merchant banking and other principal investment activities; brokerage and research services; asset management; the trading of foreign exchange and commodities as well as derivatives on a broad range of asset categories; and global custody, securities clearance services and securities lending.

                  PGI is a wholly-owned subsidiary of Morgan Stanley Group and its principal business is to serve (i) as the general partner of Princes Gate, an investment partnership organized and managed by Morgan Stanley Group and the principal business of which is the investment of capital provided by its limited partners, (ii) as the general partner of a separate

                              (Page 5 of 19 Pages)
co-investment partnership (the "Co-investment partnership") and (iii) as the investment manager for certain other investors (the "Investors") that are offered the opportunity to participate in investments made by Princes Gate. The control person of Princes Gate is PGI, its general partner, which holds a 1% interest in Princes Gate.

                  Pursuant to the partnership agreements of Princes Gate and the Co-investment Partnership, management and control of the partnerships and their investments are vested exclusively in PGI as general partner, and PGI has the authority to dispose of the Warrants held by Princes Gate and the Co-investment Partnership and to vote the Common Shares obtainable upon the exercise of the Warrants. Pursuant to investment management agreements with the Investors on whose behalf PGI has also acquired Warrants, the Warrants and the Common Shares obtainable upon exercise of the Warrants may be disposed of only by PGI or with the consent of PGI, which consent may be withheld or granted in PGI's discretion, and each Investor has given PGI an irrevocable proxy giving PGI the exclusive authority to vote such Common Shares. As a result of these arrangements, PGI may be deemed to be the beneficial owner of all Warrants acquired on behalf of Princes Gate, the Co-investment Partnership and the Investors and of the Common Shares obtainable upon exercise of the Warrants.

         (d)-(e) During the last five years, none of the Filing Persons, or, to the knowledge of Morgan Stanley Group or PGI, any person named in Schedule A or Schedule B, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)      See Schedule A and Schedule B.


Item 3.   Source and Amount of Funds or Other Consideration.

                   In July 1995 the Issuer and of its certain subsidiaries entered into a Note Purchase Agreement (the "Note Purchase Agreement") with Morgan Stanley Group, Princes Gate, the Co-investment Partnership and the Investors for up to $35.0 million of Senior Secured Notes due July 14, 1996 (the "Notes") of IntelCom Group (U.S.A.), Inc. ("ICG"), a wholly owned subsidiary of the Issuer, and, as a condition to the purchase of such Notes, issued 800,000 Warrants to Morgan Stanley Group and an aggregate of 600,000 Warrants to Princes Gate, the Co-investment Partnership and the Investors, in each case to purchase an equal number of Common Shares. On August 8, 1995, all of the Notes issued ($6 million principal amount) were repaid and 280,000 Warrants issued to Morgan Stanley Group were cancelled pursuant to the Note Purchase Agreement.


                              (Page 6 of 19 Pages)

                   Pursuant to the Subscription and Exchange Agreement dated as of July 14, 1995 (the "Subscription Agreement") among the Issuer, ICG, Princes Gate, the Co-investment Partnership and the Investors, on August 8, 1995 IntelCom issued to Princes Gate, the Co-investment Partnership and the Investors 1,375,000 Warrants to purchase an equal number of Common Shares and 775,000 Warrants to purchase an equal number of Common Shares, and ICG issued shares of its preferred stock to such persons.

                   The source of funds for the purchases made by PGI on behalf of its clients was (i) the funds of the limited partners of Princes Gate and the Co-investment Partnership and (ii) Investor funds that are managed by PGI pursuant to the investment management agreements with each Investor. The source of funds for the purchases made by Princes Gate was funds of its limited partners.

                   In April 1996, ICG issued debt securities and preferred stock and on April 30, 1996, a portion of the proceeds from such offering was used to repurchase from Princes Gate, at a price of $11.25 per warrant, 916,666 Warrants.

                   Since the filing of the original Schedule 13D, the 10,600 Common Shares beneficially owned by Morgan Stanley Group and held by Morgan Stanley & Co. Incorporated have been sold from time to time in market transactions.

                   On June 13, 1996, in a cashless exercise, Princes Gate surrendered 986,656 Warrants and received 672,794 Common Shares of the Issuer. On June 13, 1996, also in a cashless exercise, PGI surrendered 346,670 Warrants and received 236,396 Common Shares of the Issuer.

                   On June 17, 1996, in a cashless exercise, Morgan Stanley Group exercised all of its 520,000 Warrants and received 362,461 Common Shares of the Issuer.

                   On July 9, 1996, Princes Gate, PGI and Morgan Stanley Group each sold 79,361, 27,884 and 42,755 Common Shares, respectively.

                   On August 26, 27 and 28, 1996, Morgan Stanley Group sold an aggregate of 146,700 Common Shares.

                   On September 16, 1996, Princes Gate and PGI sold 36,999 and 13,001 Common Shares, respectively.

                   Between September 30, 1996 and April 9, 1997, Morgan Stanley Group acquired a total of 143,075 Common Shares, of which 140,900 were acquired for Morgan Stanley & Co. Incorporated and the balance of which were acquired by Morgan Stanley & Co. Incorporated in market making transactions.


                              (Page 7 of 19 Pages)

Item 4.   Purpose of Transaction.

                   Morgan Stanley Group acquired the Warrants for investment purposes and not with the purpose of acquiring control of the Issuer. Princes Gate and PGI have acquired the Warrants on behalf of the limited partners in the partnerships and on behalf of the Investors for investment purposes in the ordinary course of business as investment manager for these clients and not for the purpose of acquiring control of the Issuer. Such shares constitute "restricted securities" for the purposes of Rule 144 under the Securities Act of 1933 (the "Rule") and, accordingly, are subject to the resale restrictions of the Rule.

                   The Filing Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based upon such review, the Filing Persons will take such actions in the future as the Filing Persons may deem appropriate in light of the circumstances existing from time to time. A Filing Person may acquire Common Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, a Filing Person may determine to dispose of some or all of the Issuer's securities currently owned by it or otherwise acquired by it either in the open market (subject to applicable legal restrictions, including the Rule) or in privately negotiated transactions.

                   Except as set forth above, the Filing Persons have not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer*, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer's securities to be deregistered or delisted, (i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action to any of those enumerated above.


--------
* An affiliate of Morgan Stanley Group has certain rights with respect to underwriting any securities issued by the Issuer.

                              (Page 8 of 19 Pages)

Item 5.  Interest in Securities of the Issuer.

         (a) Morgan Stanley Group beneficially owns 1,568,026 Common Shares as a result of its beneficial ownership of 316,081 Common Shares and PGI's beneficial ownership of 1,251,945 Common Shares (counting shares subject to the Warrants as outstanding). Based upon information supplied by the Issuer, as of April 9, 1997 there were 31,316,840 Common Shares outstanding (31,816,840, including the Common Shares issuable upon exercise of the Warrants). On April 9, 1997 Morgan Stanley Group, for the purpose of Rule 13d-3 ("Rule 13d-3") promulgated under the Securities Exchange Act of 1934, as amended, beneficially owned approximately 4.93% of the outstanding Common Shares (counting shares subject to such Warrants as outstanding). To the knowledge of Morgan Stanley Group, no Common Shares are beneficially owned by any of the persons named in Schedule A.

                   Princes Gate, for the purpose of Rule 13d-3, beneficially owns 926,430 Common Shares (counting shares subject to such Warrants as outstanding). Based upon information supplied by the Issuer, as of April 9, 1997 such shares would constitute approximately 2.91% of the outstanding Common Shares (counting shares subject to the Warrants as outstanding). PGI and Morgan Stanley Group may also be deemed to beneficially own such shares.

                   PGI, for the purpose of Rule 13d-3, beneficially owns 1,251,945 Common Shares as a result of beneficial ownership of 1,251,945 Common Shares (counting shares subject to such Warrants as outstanding) held by Princes Gate, the Co-investment Partnership and the Investors. Based upon information supplied by the Issuer, as of April 9, 1997 such shares would constitute approximately 3.93% of the outstanding Common Shares (counting shares subject to such Warrants as outstanding). To the knowledge of PGI, no Common Shares are beneficially owned by any of the persons named in Schedule B.

         (b) Morgan Stanley Group has the sole power to vote and dispose of 316,081 Common Shares and the shared power to vote and to dispose of 1,251,945 Common Shares (counting shares subject to such Warrants as outstanding) which are beneficially owned by PGI as a result of its ownership of PGI.

                   Princes Gate, acting through its general partner PGI, has the shared power to vote and to dispose of 926,430 Common Shares (counting shares subject to such Warrants as outstanding).

                   PGI has the sole power to vote and dispose of 325,515 Common Shares (counting shares subject to such Warrants as outstanding) which are held on behalf of the Investors and shared voting and dispositive power with respect to 926,430 Common Shares (counting shares subject to such Warrants as outstanding) which are held by Princes Gate and the Co-investment Partnership.


                              (Page 9 of 19 Pages)

         (c) Except as described in this Amendment No. 3 to the Schedule 13D, none of the Filing Persons, or, to the knowledge of Morgan Stanley Group or PGI, any person named in Schedule A or Schedule B, has effected any transaction in the Common Shares during the past 60 days.

         (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by the Filing Persons.

         (e)       Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

                   As described in the agreements attached hereto as exhibits, Morgan Stanley Group and Princes Gate may require the Issuer to register under the Securities Act of 1933 the Common Shares that may be issued upon exercise of the Warrants. Other than such arrangements, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.

Exhibit          Description
-------          -----------

   1.**          Joint Filing Agreement

   2.** Warrant Agreement, dated as of July 14, 1995, among IntelCom Group Inc., Morgan Stanley Group Inc., Princes Gate Investors, L.P. and certain other parties and IntelCom Group (U.S.A.), Inc., as warrant agent


--------
**       Each of these exhibits is hereby incorporated by reference to the
         Schedule 13D of the Filing Persons, dated August 8, 1995.

                              (Page 10 of 19 Pages)

                                    Signature


                   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1997                              MORGAN STANLEY GROUP INC.



                                                    By
                                                      Name: Stuart Breslow
                                                     Title: Principal



                              (Page 11 of 19 Pages)

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 23, 1997                 PRINCES GATE INVESTORS, L.P.

                                       By PG Investors, Inc., as general partner


                                       By
                                          Name: David Powers
                                         Title: Vice President



                              (Page 12 of 19 Pages)

                                    Signature


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 23, 1997                     PG INVESTORS, INC.


                                          By
                                             Name: David Powers
                                            Title: Vice President




                              (Page 13 of 19 Pages)

                                                                      Schedule A

                        DIRECTORS AND EXECUTIVE OFFICERS
                          OF MORGAN STANLEY GROUP INC.


                  The name, business address and title with Morgan Stanley Group Inc., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of Morgan Stanley Group Inc. are set forth below. If no business address is given, the director's or officer's business address is 1585 Broadway, New York, N.Y. 10036. The address of Morgan Stanley Group Inc. is 1585 Broadway, New York, N.Y. 10036. Each person listed below is a citizen of the United States of America, except Mr. Walker, who is a citizen of Great Britain.

                                             Present Principal Occupation
         Name, Title and                       Including Name, Principal
         Business Address                  Business and Address of Employer
         ----------------                  --------------------------------

Richard B. Fisher                       Chairman of the Board of Directors,
    (Chairman of the Board of              Managing Director and Director,
    Directors, Managing Director           Morgan Stanley Group Inc.
    and Director)                          and Morgan Stanley & Co. Incorporated

John J. Mack                            President, Managing Director and
    (President, Managing Director          Director, Morgan Stanley Group Inc.
    and Director)                          and Morgan Stanley & Co. Incorporated

Phillip N. Duff                         Chief Financial Officer and Managing
    (Chief Financial Officer and           Director, Morgan Stanley Group Inc.
    Managing Director)                     and Chief Financial Officer and
                                           Managing Director, Morgan Stanley &
                                           Co. Incorporated

Jonathan M. Clark                       Secretary and General Counsel, Morgan
    (Secretary and General Counsel)        Stanley Group Inc. and Secretary,
                                           General Counsel, Managing Director
                                           and Director, Morgan Stanley & Co.
                                           Incorporated

Eileen K. Murray                        Treasurer, Morgan Stanley Group Inc.
    (Treasurer)                            and Treasurer and Managing Director,
                                           Morgan Stanley & Co. Incorporated


                              (Page 14 of 19 Pages)

                                             Present Principal Occupation
         Name, Title and                       Including Name, Principal
         Business Address                  Business and Address of Employer
         ----------------                  --------------------------------

Barton M. Biggs                        Managing Director and Director, Morgan
    (Managing Director and Director)      Stanley Group Inc. and Morgan Stanley
                                          & Co. Incorporated

Robert P. Bauman                       Director, Morgan Stanley Group Inc.
    (Director)

Daniel B. Burke                        Retired
    (Director)
    Capital Cities/ABC, Inc.
    77 W. 66th Street, Tenth Floor,
    New York, NY  10023-6298

S. Parker Gilbert                      Retired
    (Director)

Peter F. Karches                       Managing Director and Director, Morgan
    (Managing Director and Director)      Stanley Group Inc. and Morgan Stanley
                                          & Co. Incorporated

Allen E. Murray                        Retired
    (Director)
    3225 Gallows Road
    Fairfax, VA  22037

Sir David Alan Walker                  Managing Director and Director, Morgan
    (Managing Director and Director)      Stanley Group Inc. and Morgan Stanley
                                          & Co. Incorporated

Paul J. Rizzo                          Retired
    (Director)

Charlene R. Herzer                     Assistant Secretary, Morgan Stanley Group
    (Assistant Secretary)                 Inc. and Assistant Secretary and Vice
                                          President, Morgan Stanley & Co.
                                          Incorporated



                              (Page 15 of 19 Pages)

                                             Present Principal Occupation
         Name, Title and                       Including Name, Principal
         Business Address                  Business and Address of Employer
         ----------------                  --------------------------------


Patricia A. Kurtz                      Assistant Secretary, Morgan Stanley Group
    (Assistant Secretary)                 Inc. and Assistant Secretary and
                                          Principal, Morgan Stanley & Co.
                                          Incorporated

Ralph L. Pellecchio                    Assistant Secretary, Morgan Stanley Group
    (Assistant Secretary)                 Inc. and Assistant Secretary and
                                          Managing Director, Morgan Stanley &
                                          Co. Incorporated.


                              (Page 16 of 19 Pages)

                                                                      Schedule B

                        DIRECTORS AND EXECUTIVE OFFICERS
                              OF PG INVESTORS, INC.


                  The name, business address and title with PG Investors, Inc., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of PG Investors, Inc. are set forth below. If no business address is given, the director's or officer's business address is 1585 Broadway, New York, N.Y. 10036. The address of PG Investors, Inc. is c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, N.Y. 10036. Each person listed below is a citizen of the United States of America.

                                             Present Principal Occupation
         Name, Title and                       Including Name, Principal
         Business Address                  Business and Address of Employer
         ----------------                  --------------------------------

Directors
---------

Hartley R. Rogers                       President, PG Investors, Inc.;  Managing
                                           Director, Morgan Stanley & Co.
                                           Incorporated

Tarek Abdel Meguid                      Managing Director, Morgan Stanley &
                                           Co. Incorporated

Bruce Fiedorek                          Managing Director, Morgan Stanley &
                                           Co. Incorporated

Executive Officers (Who Are Not Directors)
------------------------------------------

Debra M. Aaron                          Vice President, PG Investors, Inc.;
                                           Principal, Morgan Stanley & Co.
                                           Incorporated

Bruce R. Sandberg                       Vice President, PG Investors, Inc.;
                                           Principal, Morgan Stanley & Co.
                                           Incorporated

James M. Wilmott                        Vice President, PG Investors, Inc.;
                                           Vice President, Morgan Stanley & Co.
                                           Incorporated





                              (Page 17 of 19 Pages)

                                             Present Principal Occupation
         Name, Title and                       Including Name, Principal
         Business Address                  Business and Address of Employer
         ----------------                  --------------------------------

Patricia A. Kurtz                      Secretary, PG Investors, Inc.; Principal,
                                          Morgan Stanley & Co. Incorporated

Charlene R. Herzer                     Assistant Secretary, PG Investors, Inc.;
                                          Vice President, Morgan Stanley & Co.
                                          Incorporated

Laura A. Chenoweth                     Assistant Secretary, PG Investors, Inc.;
                                          Attorney, Morgan Stanley & Co.
                                          Incorporated

David R. Powers                        Vice President, PG Investors, Inc.

Frank V. Saracino                      Vice President and Treasurer, PG
                                          Investors, Inc.


                              (Page 18 of 19 Pages)

                                  EXHIBIT INDEX


Exhibit                    Description                                      Page
-------                    -----------                                      ----

   1.***                   Joint Filing Agreement

   2.*** Warrant Agreement, dated as of July 14, 1995, among IntelCom Group Inc., Morgan Stanley
                           Group Inc., Princes Gate Investors, L.P. and certain other parties and IntelCom Group (U.S.A.), Inc., as warrant agent



--------
***      Each of the exhibits is hereby incorporated by reference to the
         Schedule 13D of the Filing Persons, dated August 8, 1995.

                              (Page 19 of 19 Pages)